Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                                                DATE OF MATERIAL CHANGE

October 22, 2014.

ITEM 3.                                                NEWS RELEASE

A News Release was issued on October 22, 2014.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

The Company announced changes in the Executive Staff.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

Mr. Stephane Gagnon was promoted to Chief Operating Officer of the Company from Senior Vice-President of Operations. Mr. Gagnon provides a steady and focused winning attitude to the Company’s executive team.  His diligent work and attention to details make him an ideal fit for this role.

Mr. Lee Shepherd, Vice President of Technology will be leaving the Company effective October 31.  Mr. Shepherd provided many contributions to POET over the last two years and was a very important part of our executive team that led the turn-around of the Company.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                                                OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                                                EXECUTIVE OFFICER

Contact:                                                Michel J. Lafrance, Secretary
Telephone:                                   (416) 368-9411

ITEM 9.                                                DATE OF REPORT

Dated at Toronto, Ontario this 22nd day of October, 2014.